Exhibit 12.1

Roper Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended October 31,			Year Ended Dec. 31	Year Ended Dec. 31
	2000	2001	2002	2003	2004
Ratio of Earnings to Fixed Charges	5.7	5.7	5.4	4.3	4.9

Earnings Computation:
Income from continuing operations before
income taxes	$76,386	$88,865	$96,327	$66,290	$133,716
Add: Fixed Charges (1)	16,313	19,017	22,076	20,254	33,917

Equals: Earnings as defined	$92,699	$107,882	$118,403	$86,544	$167,633

(1) Fixed Charges Computation:
Interest expense and amortization of
debt issuance costs	$13,483	$15,917	$18,506	$16,384	$28,847
Add: Estimated interest portion of rental
expense charged to income
(one-third of rent expense)	2,830	3,100	3,570	3,870	5,070

Equals: Fixed Charges as defined	$16,313	$19,017	$22,076	$20,254	$33,917